FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources enters into amendment to amalgamation agreement to increase amalgamation consideration to US$20.00 per share

NEW YORK, May 25, 2017 – Global Sources Ltd. (NASDAQ: GSOL) (the “Company”) today announced that the Company, Expo Holdings I Ltd. (“Parent”) and Expo Holdings II Ltd., a wholly-owned subsidiary of Parent, have entered into an amendment to the previously announced Agreement and Plan of Amalgamation (as amended, the “Amended Amalgamation Agreement”) providing for an increase in the amalgamation consideration from US$18.00 per share in cash to US$20.00 per share in cash.

The revised amalgamation consideration of US$20.00 per share represents approximately a 11.1% premium over the original amalgamation consideration and approximately a 66.7% premium over the Company’s closing price of US$12.00 per share on May 22, 2017, the last trading day prior to the date that the Company entered into the original Agreement and Plan of Amalgamation, and approximately a 91.7% premium over the volume-weighted average closing prices of the shares during the 30 trading days prior to May 22, 2017.

On May 24, 2017, the Company’s Board of Directors (the “Board”) received a proposal from a third party to acquire all the outstanding common shares of the Company for US$20.00 per share in cash. On May 25, 2017, the Board received a proposal from Parent to amend the original Agreement and Plan of Amalgamation to increase the amalgamation consideration from US$18.00 per share to US$20.00 per share. The Board unanimously approved the Amended Amalgamation Agreement and the transactions contemplated by the Amended Amalgamation Agreement, and continues to recommend that the Company’s shareholders approve the Amended Amalgamation Agreement and the transactions contemplated by the Amended Amalgamation Agreement. In making its recommendation, the Board considered a number of factors and consulted with its legal and financial advisors.

The consummation of the amalgamation is subject to customary closing conditions, including the approval by the shareholders of the Company, as well as certain other customary closing conditions. The Company expects to hold a special meeting of its shareholders to consider and act upon the Amended Amalgamation Agreement and the transactions contemplated by the Amended Amalgamation Agreement as promptly as practicable. Details regarding the record date for, and the date, time and place of, the special meeting will be included in a press release when finalized.

CVCapital Securities, LLC is serving as the financial advisor to the Board. Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the Board, and Appleby is serving as Bermuda legal advisor to the Board.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines, and apps.

More than 1.4 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.